Paul Hastings LLP

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San Francisco, California 94105-3441

telephone (415) 856-7000

facsimile (415) 856-7100

www.paulhastings.com

May 11, 2016

VIA EDGAR CORRESPONDENCE

Division of Investment Management

U.S. Securities and Exchange Commission

100 “F” Street, N.E. Washington, D.C. 20549

Re:	Elfun Government Money Market Fund — File Nos. 033-31205 and 811-05904

Elfun Tax-Exempt Income Fund — File Nos. 002-58407 and 811-02735

Elfun Income Fund — File Nos. 002-83041 and 811-03715

Elfun Diversified Fund — File Nos. 033-17093 and 811-05324

Elfun International Equity Fund — File Nos. 033-15071 and 811-05216

Elfun Trusts — File Nos. 002-21301 and 811-00483

Ladies and Gentlemen:

On behalf of the Elfun Government Money Market Fund, Elfun Tax-Exempt Income Fund, Elfun Income Fund, Elfun Diversified Fund, Elfun International Equity Fund, and Elfun Trusts (the “Registrants”), we hereby respond to the oral comments provided by a member of the U.S. Securities and Exchange Commission’s staff (the “Staff”) to Mr. Thomas M. Majewski and Ms. Nhung Pham of Shearman & Sterling LLP on May 5, 2016, with respect to the Registrants’ preliminary proxy statement filed on April 29, 2016 (the “Proxy Statement”). This comment response letter is based on the comments reported to us by Shearman & Sterling LLP and our discussion with the Registrants about their responses.

The Proxy Statement contains disclosure with respect to proposals for a special meeting of unitholders of the Registrants. The proposals are for unitholders to consider and vote on: (i) a new investment advisory and administration agreement, pursuant to which SSGA FM will replace GEAM as investment adviser and administrator to the Funds upon consummation of the Transaction; (ii) the election of Trustees to the Board of Trustees of each Fund; and (iii) manager-of-managers authority for SSGA FM.

Unless otherwise defined herein, capitalized terms have the meanings ascribed to them in the Proxy Statement. The comments are summarized below.

Background on the Proposals

1.

Comment: Please change the following heading on page 2 since the 2016 expenses are expected to be higher than 2015 even though they will remain at or below the 5-year average: “No Increase in Overall Management Expenses Compared to Historical

Securities and Exchange Commission

May 11, 2016

Expenses.” Please also delete the following sentence under the same heading: “The Funds will not experience any increase in total advisory and administrative rates paid to the Adviser compared to those that the Funds have historically paid to GEAM.” As stated above, there is in fact expected to be an increase from 2015 expenses. With respect to the statement, “at or below the historical five-year average,” each time this or similar language is used, the statement should be preceded or accompanied by disclosure such as “although 2016 advisory and administrative expenses are expected to be higher than they were in 2015, …“ In this instance (third bullet, last sentence) the phrase could be put at the beginning of the sentence.

Response: Comment accepted. The proposed advisory and administrative fee rate for each Fund will not exceed the historical five-year average for that amount. For all Funds, other than the Elfun Government Money Market Fund, that average would result in a slight increase compared to the advisory and administrative fee rate for the fiscal year ended December 31, 2015. The Registrants will revise the heading and disclosure accordingly, and will add the requested disclosure where appropriate.

2.	Comment: Under “How does the proposed New Investment Advisory and Administration Agreement differ from the current arrangements?” on pages 3-4, see the statement that the new advisory agreement “also provides for a management fee fixed at the historical average of the management expenses of each Fund over the past five years.” Please address the prior comment requesting clarifying disclosure that expenses are expected to increase in 2016 versus 2015.

Response: Comment accepted. Please see the Registrants’ response to comment no. 1 above.

Voting Information

3.	Comment: Under “Unitholders Entitled to Vote” on page 6, the last sentence refers to exhibit A. Please bold each statement that refers to an exhibit of the Proxy Statement. You only need to bold that text one time for each exhibit.

Response: Comment accepted. The Registrants will revise the disclosure accordingly using either bold font or underlined text.

Proposal No. 1

4.	Comment: Under the third paragraph on page 9, the same comment applies as given above regarding clarification that expenses are expected to increase in 2016 versus 2015.

Response: Comment accepted. Please see the Registrants’ response to comment no. 1 above.

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May 11, 2016

5.	Comment: Under the second paragraph on page 11, clarify whether recoupment by GEAM continues even after SSGA FM takes over the management of the Fund. If yes, please explain the basis for that recoupment. Clarify whether SSGA FM can recoup on behalf of GEAM. Again, if yes, please clarify and explain why this is permissible.

Response: Comment accepted. The Investment Advisory and Administration Agreement between GEAM and each Fund will terminate in connection with the consummation of the Transaction, and neither GEAM nor SSGA FM currently intends to recoup, following the closing of the Transaction, any expenses subsidized or waived by GEAM before the date of the closing of the Transaction.

6.	Comment: Under “Compensation.” on page 12, the same comment applies as given above with respect to “five-year average.”

Response: Comment accepted. Please see the Registrants’ response to comment no. 1 above.

7.	Comment: Under “Compensation.” on page 12, consider putting Funds in the expense example tables in the same order as the table above. Also consider side-by-side comparison of the two charts (i.e., new management fee table and expense example tables) to make them easier to follow.

Response: Comment accepted. The Registrants will revise the order of the Funds for consistency on pages 10-14. The Registrants will also make some formatting changes on those pages for clarification purposes.

8.	Comment: Under “Comparison of Services to be Rendered and Fees to be Paid.” on page 18, did the Board consider that fees will be higher than last year? If yes, include discussion that Board considered that.

Response: Comment accepted. The Registrants confirm that the Board did review and discuss the higher fees for the subsequent year compared to 2015. The Registrants will add additional disclosure to the section under “Matters Considered by the Board” beginning on page 16.

9.	Comment: In the second paragraph on page 20, the same comment applies as given above with respect to “five-year historical average.”

Response: Comment accepted. Please see the Registrants’ response to comment no. 1 above.

Proposal No. 2

10.	Comment: Under “Information Regarding Nominees for Election and Existing Trustees” on page 22, confirm that there were no legal proceedings in the past 10 years against directors and officers, and that none are pending.

Response: Comment accepted. Based on information provided to us by the nominees, Trustees, and GEAM, we confirm on behalf of the Registrants that there are no such legal proceedings requiring disclosure.

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May 11, 2016

11.	Comment: Under “Information Regarding Nominees for Election and Existing Trustees” on page 22, provide information in Items 22b(6)-(10) of Schedule 14A for non-interested persons or indicate to the Staff that they are not applicable.

Response: Comment accepted. Based on information provided to us by the nominees, Trustees, and GEAM, we confirm on behalf of the Registrants that those Items are not applicable.

12.	Comment: Under “Board Composition and Leadership Structure” on page 25, disclose whether the Board has a formal diversity policy (per Item 22(b)(15)(ii)(A)).

Response: Comment accepted. At this time, none of the Registrants or the Board have a formal diversity policy in place. The Registrants will add that disclosure to the Proxy Statement.

Proxy Card

13.	Comment: Please include information regarding Item 23 regarding delivery of proxies to security holders sharing a household address.

Response: Comment accepted. The Registrants plan to add a “householding” notice in the section of the Proxy Statement entitled “Voting Information”.

14.	Comment: Confirm to the Staff that an investor receives a separate proxy card for each Fund that they own.

Response: Comment accepted. We confirm on behalf of the Registrants that a separate proxy card will be sent with respect to each Fund.

*    *    *    *    *

We also hereby provide the following statements on behalf of the Registrants:

•	The Registrants are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

May 11, 2016

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc:	GE Asset Management Incorporated

Mr. Thomas M. Majewski, Shearman & Sterling LLP

Ms. Nhung Pham, Shearman & Sterling LLP